posco

3Q 2008 Performance

October 14, 2008

Figures provided in this presentation are based on unaudited financial statements of the Company.
Certain contents in this presentation are subject to change during the course of auditing process.

Production / Sales

GLOBAL POSCO WAY

❑ Production continue to grow due to renovations & improved productivity

- Increased carbon steel from improved productivity (+231Kt) / decreased STS (-45Kt)
- HR production up due to completion of major renovation (+259Kt)

❑ Sales up due to strong domestic mkt & increased export mainly to emerging mkt.

- Export by region: India, Mid.East & etc 24%, Japan 23%, S.E.A 22%, China 21%, America 10%

(in thousand tons)

	2007 3Q	2008 2Q	2008 3Q	YoY	QoQ
Crude Steel	7,883	8,429	8,616	9.3%	2.2%
Finished Products	7,537	8,114	8,296	10.1%	2.2%
FP Sales	7,387	8,019	8,138	10.2%	1.5%
Domestic	5,117	5,625	5,694	11.3%	1.2%
Export (%)	2,270 (30.7%)	2,394 (29.9%)	2,444 (30.0%)	7.7% -	2.1% -
FP Inventory	865	856	929	7.4%	8.5%

Sales by Products

❑ Strategic product sales (high-function CR, API & etc) continue to grow

Sales of Strategic Products

(in thousand tons)

	'07.3Q	4Q	'08.1Q	2Q	3Q
Total Strategic Product	4,558	4,209	4,589	4,833	4,877
· High-function CR	1,203	1,165	1,283	1,253	1,338
· Premium A P I	237	169	164	252	268

(in thousand tons)

	2007 3Q	2008 2Q	2008 3Q	YoY	QoQ
Hot Rolled	1,990	2,069	2,205	10.8%	6.6%
Plate	1,000	1,160	1,164	16.4%	0.3%
Wire Rod	504	507	529	5.0%	4.3%
Cold Rolled	3,095	3,334	3,350	8.2%	0.5%
Elec. Steel	214	243	242	13.1%	△0.4%
S T S	303	404	334	10.2%	△17.3%
Others	281	302	314	11.7%	4.0%
Total	7,387	8,019	8,138	10.2%	1.5%

Income Summary

GLOBAL POSCO WAY

❑ Revenue & op. income up as strong carbon steel mkt. and STS profit continues

- Carbon steel price raised (Jul.'08): +17~27% on all products incl. HR, CR, Plate
- STS price adjustment: -400K Won for 300 series (Aug.'08), +150K Won for 400 series (Jul.'08)

Quarterly STS Price Trend

	'07.3Q	4Q	'08.1Q	2Q	3Q
Nickel (LME/US$)	30,205	29,218	28,957	25,682	18,961
STS (300series/thousand KRW)	4,294	3,888	3,716	4,169	4,133

(in billion KRW)

	2007 3Q	2008 2Q	2008 3Q	YoY	QoQ
Revenue	5,257	7,458	8,813	67.6%	18.2%
CoGs	3,831	5,202	6,450	68.4%	24.0%
Operating Income	1,073	1,885	1,984	84.9%	5.3%
OP Margin	(20.4%)	(25.3%)	(22.5%)	-	-
Net Income	871	1,476	1,219	40.0%	△17.4%

Summarized Income Statement (POSCO)

GLOBAL POSCO WAY

(in billion KRW)

	2007 3Q	2008 2Q	2008 3Q	QoQ
Revenue	5,257	7,458	8,813	18.2%
Gross income (Gross Margin)	1,426 (27.1%)	2,256 (30.2%)	2,363 (26.8%)	4.7% -
S G & A	353	371	379	2.2%
Operating income (OP Margin)	1,073 (20.4%)	1,885 (25.3%)	1,984 (22.5%)	5.3% -
Non-op income (expense)	63	55	△305	-
Interest income	5	13	10	△23.1%
Dividend income	7	14	7	△50.0%
Equity method gain	79	102	△25	-
FX related gain	△46	△27	△249	-
Other	18	△47	△48	-
Net Income (Profit Margin)	871 (16.6%)	1,476 (19.8%)	1,219 (13.8%)	△17.4% -

Financial Structure

GLOBAL POSCO WAY

❑ Asset/debt increase due to strong sales & overseas/domestic investments

☞ Major investments: New Steelmaking(Pohang), New Plate(Gwangyang), Macarthur Coal equity (Aus.)

(in billion KRW)

	2007 3Q	2008 2Q	2008 3Q	YoY	QoQ
Assets	29,586	33,096	35,365	19.5%	6.9%
Current Assets	8,472	10,983	12,976	53.2%	18.1%
Non-current Assets	21,114	22,113	22,389	6.0%	1.2%
Liabilities	5,725	6,817	8,298	44.9%	21.7%
Debt	2,706	2,956	4,085	51.0%	38.2%
S/H Equity	23,861	26,279	27,067	13.4%	3.0%

* 3Q '08 Major financial activities

- Domestic bond (KRW 500bn) & CP (KRW 300bn) Issuance
- Foreign short-term loan (U$109mn)
- Re-financing of SKT EB (¥52.8bn)

Summarized Balance Sheet (POSCO)

(in billion KRW)

	2007 3Q	2008 2Q	2008 3Q	QoQ
Current Assets	8,472	10,983	12,976	18.1%
Cash equivalent assets*	3,191	3,536	4,264	20.6%
Notes Receivable	1,910	2,420	3,192	31.9%
Inventory	3,183	4,852	5,323	9.7%
Long-term Assets	21,114	22,113	22,389	1.2%
Investment securities	7,877	8,463	8,421	△0.5%
Fixed assets	12,841	13,358	13,695	2.5%
Total Assets	29,586	33,096	35,365	6.9%
Liabilities	5,725	6,817	8,298	21.7%
Current liabilities	2,411	3,684	4,253	15.4%
Long-term liabilities	3,314	3,133	4,045	29.1%
Interest bearing debt	2,706	2,956	4,085	38.2%
Equity	23,861	26,279	27,067	3.0%
Total Liabilities & Equity	29,586	33,096	35,365	6.9%

* Cash equivalent assets: cash & cash equivalent, short-term financial instruments, trading securities

Financial Ratios

GLOBAL POSCO WAY

EBITDA & EBITDA Margin


(in billion KRW,%)
1,516
1,340
1,741
2,363
2,459
28.8
24.7
28.7
31.7
27.9
'07.3Q
4Q
'08.1Q
2Q
3Q

Return on Equity


(%)
17.3
15.9
16.8
19.7
19.3
'07.3Q
4Q
'08.1Q
2Q
3Q

Liability-to-Equity Ratio


(%)
24.0
24.4
23.7
25.9
30.7
'07.3Q
4Q
'08.1Q
2Q
3Q

Share Price & Market Cap.


(Quarter Closing)
673,000
575,000
476,000
544,000
442,000
58.6
50.1
41.5
47.4
38.5tn KRW
Foreign Ownership
53.5
48.9
47.0
46.1
43.8%
'07.3Q
4Q
'08.1Q
2Q
3Q

Consolidated Financial Summary

GLOBAL POSCO WAY

❑ Sales up with strong steel & energy, OP. slightly down as cost in E&C increase

No. Consolidated Subsidiaries

	'06/E	'07/E	'08.3Q
Total	69	85	102
Domestic	23	26	33
Overseas	46	59	69

Consolidated Crude Steel Production

(in thousand tons)

	'06	'07	'08(f)	3Q
POSCO	30,052	31,064	33,538	8,616
Zhangjiagang	232	780	762	181
POSCO SS	904	936	905	223

(in billion KRW)

		2007 3Q	2008 2Q	2008 3Q	YoY	QoQ
I/S	Sales	7,423	10,579	11,735	58.1%	10.9%
	Op income (Margin)	1,120 (15.1%)	2,142 (20.2%)	2,132 (18.2%)	90.4%	△0.5%
	Net income	800	1,468	1,214	51.8%	△17.3%
B/S	Asset	35,906	41,170	44,965	25.2%	9.2%
	Liability	11,454	14,116	17,214	50.3%	21.9%
	Equity	24,452	27,054	27,751	13.5%	2.6%

Consolidated Financial Summary

GLOBAL POSCO WAY

Income by Sectors

(in billion KRW)

		2007 3Q	2008 2Q	2008 3Q	QoQ
Sales	Steel	8,237	11,460	13,179	15.0%
	E & C	861	1,480	1,489	0.6%
	Energy	148	148	202	36.5%
	IT & Others	116	153	156	2.0%
	Total	9,362	13,241	15,026	13.5%
	Consolidated	7,423	10,579	11,735	10.9%
OP Income	Steel	1,012	2,117	2,160	2.0%
	E & C	93	110	38	△65.5%
	Energy	12	13	19	46.2%
	IT & Others	6	8	10	25.0%
	Total	1,123	2,248	2,227	△0.9%
	Consolidated	1,120	2,142	2,132	△0.5%

Consolidated Financial Summary

GLOBAL POSCO WAY

Financial Structure by Sector

(in billion KRW)

	Asset		Liability		Equity	
	2008.2Q	2008.3Q	2008.2Q	2008.3Q	2008.2Q	2008.3Q
Steel	42,309	45,840	11,762	14,061	30,547	31,779
E & C	5,283	6,217	3,419	4,337	1,864	1,880
Energy	1,086	1,153	545	599	541	554
IT & Others	1,041	1,164	469	569	572	595
Total	49,719	54,374	16,195	19,566	33,524	34,808
Consolidated	41,170	44,965	14,116	17,214	27,054	27,751

Financial Ratios

(%)

	2007		2008		
	3Q	4Q	1Q	2Q	3Q
Sales Increase	△9.9	10.6	3.2	24.8	10.9
Op Income	15.1	12.8	17.7	20.2	18.2
ROE	16.5	15.0	16.4	19.2	18.7
Liab./Equity	46.8	44.4	48.6	52.2	62.0

Progress on Overseas Projects

GLOBAL POSCO WAY

❑ India Project: Supreme Court approves forest diversion

- Forest diversion approval(11.97mllion ㎡) completes all necessary administrative & legal approvals for mill and port construction (Aug.'08)
- Administrative procedures in progress for mining license recommendation
  - State government completed individual hearings for 227 prior-applicants (Aug.'08)
  - Expecting Prospecting License Deed issuance and exploratory drilling

Status

Water/Electricity Usage approved	Equity invest in private railroad (transport iron-ore)	Environmental approval for port and mill construction	Initiate construction for mill entrance	Register for long-term lease (193acre) /transfer authorized (312acre)	Install boundaries	Temp. housing provided to early movers	Supreme court approved forest diversion / State gov't complete hearings
Jun 8th '06	Oct.'06	Apr 6th '07	Jul.'07	Oct.'07	Feb.'08	Feb.'08	Aug.'08

❑ Vietnam Project: final gov't evaluation on feasibility study result in progress

- Plan to apply for formal investment permission (infra, etc) upon government's approval

Progress on Overseas Projects

GLOBAL POSCO WAY

Vietnam CR Mill

- Overview
  - Period: Aug.'07 ~ Sept.'09 (26 months)
  - Location: Phy-my #2Plant, Southern Vung-Tu
  - Product: CR 1.2Mt/yr (F/H 50, CR 70)
  - Progress: 72% (Ground 93%, Facility 25%, Port 70%)
    - Preparing for prod'n/quality & sales/logistics
- Benefits
  - Complete Asia network connecting India & China through early entrance in SEA market



Furnace Construction Scene

Mexico CGL

- Overview
  - Period: Sept.'07 ~ Jun.'09 (22 months)
  - Location: Altamira Plant, East Mexico
  - Product: Galvanized zinc coated steel 400Kt/yr
  - Progress: 76% (Ground 97%, Facility 49%)
    - Preparing test-run, local worker training (Jun.'08~Sept, Gwangyang)
- Benefits
  - Integrate supply chain (production, processing, sales) in fast-growing North American auto market



CGL Construction Scene

Investment for Stable Procurement for Raw Material

❑ Full operation of electric-arc furnace in Gwangyang Ferro-nickel plant (Aug.'08)

- Securing 50% of annual nickel requirement (first to develop Ni mine among steel companies)
- Set integrated, vertical STS production line, from mine development to production

JV Details

	Nickel Mine	Nickel Smelting
Purpose	Prod'n/sales of Nickel-ore	Prod'n/sales of Ferro-nickel
Capacity	Nickel-ore 1.8Mt/yr	Nickel 30Kt/yr
Location	New Caledonia	Gwangyang
Stake	POSCO 49%, SMSP* 51%	
Term	JV for 30 years (extension possible)	


Nickel Mine in New Caledonia
Northern State
Ouaco
Kone
Poya
Boulinda
Boa Kaine
Kouaoua
Nakety
Southern State
Noumea

* SMSP: smelting · export corporation in New Caledonia

Status

- May'06 SNNC (Nickel smelting JV) founded
- Jun.'06 NMC (Nickel mine JV) founded
- May'07 Ferro-nickel plant construction started
- Dec.'07 Mining license from New Caledonia Gov't
- Jul.'08 Nickel-ore export approval from New Cal. Gov't
- Aug.'08 Electric furnace operation started
- Nov.'08 Ferro-nickel plant construction to be completed


Electric-arc Furnace, Ferronickel Plant

Expansion · Upgrade Plans for Capacity Increase

GLOBAL POSCO WAY

❑ Expansion to achieve 40Mt domestic production capacity target by 2011

New Steelmaking Plant, Pohang

- Overview
  - Construction: Jul'08 ~ Jun.'10 (23months)
  - Facility: steelmaking(2 converter, Slab/Bloom caster), power/oxygen facility
  - Capacity: 4.65Mt/yr (substitutes 3.1Mt #1steelmaking)
- Benefits
  - Cost competitive with new & larger facility
  - Produce premium steel w/ advanced production line
    * Premium wire rods (tire cord, etc) & heavy thick plates



#2 Steelmaking Plant, Pohang

New Plate Mill, Gwangyang

- Overview
  - Construction: Jul.'08 ~ Jul.'10 (24months)
  - Facility: steelmaking (1 converter, 1 caster), plate plant power/oxygen facility, port
  - Capacity: steelmaking (2.4Mt/yr), plate (2Mt/yr)
- Benefits
  - Meet growing demand in shipbuilding & heavy industry
  - Supply expansion of premium plates necessary for building large-scale container & LNG carriers



#2 Plate Plant, Pohang

Major Rationalizations in 4Q

GLOBAL POSCO WAY

Mini-mill facility

- Overview
  - Construction: Oct.'08 ~ Mar.'09 (6months)
  - Details: alter furnace structure & upgrade dust collector
  - Benefits: improved productivity and environment
- Developed Mini-mill CEM Process*
  - Construction: Oct.'08 ~ Mar.'09 (6months)
  - Details: install high-speed caster, modify hot-rolling
  - Benefits: improved productivity, quality w/ tech. upgrade strengthened competitiveness w/ extended product line



Mini-mil Plant, Gwangyang

*CEM(Compact Endless Cast-Rolling Mill): continuous pressing tech. w/ direct linkage of continuous caster & pressing roll

Gwangyang #2 CR Mill

- 2PCM* capacity increase (1.8 → 2.5Mt/yr)
  - Construction: Dec.'08 ~ May'09 (6months)
  - Benefits : stable supply for auto AHHS*
- 2CAL* capacity increase (980K → 1.06Mt/yr)
  - Construction: Jan.'09 ~ Apr. '09 (4months)
  - Benefits
    - Improved productivity & quality by specializing in premium CR products (automotive sheets, etc.)


WELDING POINT

#2 CR Mill, Gwangyang

* PCM: Picking line Tandem Cold Mill, CAL: Continuous Annealing Line
* AHHS: Advanced High Strength Steel

Resource recycling & renewable energy business

GLOBAL POSCO WAY

Rotary Hearth Furnace

- Overview
  - Construction: Aug.'08 ~ Sept.'09 (Pohang) (Gwangyang: Jan.'09 ~ Dec.)
  - JV with NSC, owns commercialized tech. & facility
  - Capacity: HBI* 140Kt/yr (Gwangyang: DRI* 120Kt/yr)
- Benefits
  - Improve productivity and profitability through byproduct (dust, sludge containing Fe) recycling
  - Get CO_2 emission rights in accordance w/ CDM

CDM approved (Small Hydro Power)

- Overview
  - Power generated by potential energy (37m height) from water dam that source to Gwangyang Mill
  - Facility: hydro-electronic power generators (2X300kW)
  - Capacity: 4,835MWh/yr
- Benefits
  - Set foundation for CDM business by securing emission right of 26Kt Co2 for next 10 years

RHF Production Line



[Raw Mat'l Pre-treatment]
[RHF Main Body]
[Product Treatment]
Sludge / Dust
Raw Mat'l Bin
Pelletizer
Dryer
*Pellet: 6~16mm
(Fe reduction work)
DRI Cooler
HBI Machine (Pohang)
20 t/h
(Gwangyang)
Blast Furnace

* RHF(Rotary Hearth Furnace): Facility processing Fe-containing by-product like Dust & Sludge to produce raw mat'l for Blast Furnace and Sintering Mill

* DRI(Direct Reduced Iron): solid, reduced iron from iron-ore, HBI(Hot Briquette Iron): Treated DRI for long haul

Secure Technology Leadership

GLOBAL POSCO WAY

Stable operation of FINEX

- Raised operation target & continue engineering planning for scaling up

	'08.1Q	2Q	3Q	'08 Target
Coal Ratio (Kg/T)	*783*	*717*	*710*	*700*
Production (T/D)	*3,932*	*4,204*	*4,215*	*4,300*

Improved productivity & quality via tech. development

- Pohang #3BF: world record pig-iron productivity (3.01t/d/m^3)
  - Secured long-term, high productivity technology with 2.78 of year avg. productivity since Oct.'07
- Gwangyang #2 Steelmaking: mill's highest productivity w/ 129charges/day
  - Reduced blowing time & reduced dephosphorizing time via increased volume of Nitrogen input

Tech. development & application for customer competitiveness

- Gwangyang Hydroforming: built post-treatment facility for non-coated hot press products
  - Allows quick response to auto manufacturers' requests & prompt delivery of high quality product
- POSCO-developed premium steel for bridges, reflected on national bridge structure standards
  - Ministry of Land, Transport and Maritime Affairs include in standards for superior strengths, formation, adherences

Key Management Activities

Construct Processing Center in JPN

- Overview of POSCO-JYPC
  - Location: Kanagawa prefecture Kawasaki City
  - Product: automotive steel (100Kt/yr)
  - Equity: POSCO 64%, NITCO 31%
- Benefits
  - Recruit new customers & set strategic sales base by providing total solution service to Kanto automaker

☞ Number of total P/C worldwide: 28 ('07) → 35 ('08/E)


POSCO-JYPC

< Overseas Processing Center (Total 31,Sept.'08/E) >

China	S.E.A	Japan	India	Europe	Mexico
13	6	4	3	3	2

Continuing Cost Savings

- Details
  - Reduced raw material cost with cheaper raw material usage and improved productivity

Cost Saving Result

(in billion KRW)

'08 Target	Result	Progress
739.7	585.8	79.2%

Interim Dividend Payment

- Long-term, stable dividend
  - Paid interim dividends since 2000
- 2008 Interim Dividend
  - Amount: KRW 2,500/share
  - Total Payment: KRW 188.5bn
  - Payment date: Aug. 6th '08

Key Management Activities (Subsidiaries)

GLOBAL POSCO WAY

Steel

- POSCO C&C: equity investment in DalianPoscoCC
  - Purpose: mgmt participation to secure overseas networks for coated & colored steel
  - Size: USD 28.5 million (47.3% of total equity)
  - Details: Alter CGL from GI-only to GI&AI combined use
- POSCO SS: completion of Slag treatment facility
  - Purpose: collect precious metal & recycle byproduct through slag processing treatment
  - Period: Oct.'07 ~ Aug.'08



Dalian POSCO C&C

E&C (POSCO E&C)

- Master plan on Hanoi City construction
  - Details: plan to build mega city accommodating over 10mn persons (area: 3,300km²)
  - Amount: USD 6.4mn
  - ☞ Additional orders expected once development starts
- Receive order for National Hospital of Kuwait
  - Details: 1,150bed (B3 ~ 13Floor tall)
  - Amount: KRW 135.5bn (First large scale CM* type biz.)
- Preferred bidder for drain pipe BTL*, Pyeongtaek
  - Details: master drain pipe 165km, sewage facility, etc.
  - Amount: KRW 21.3bn



National Hospital of Kuwait Landscape

* CM(Construction Management): Project management method that oversees plan, engineering, construction and supervision

* BTL(Build Transfer Lease): Private sector invests in SOC, turn assets over to gov't and make profit through leasing and managing the asset

Key Management Activities (Subsidiaries)

Energy (Posco Power)

- Accelerate fuel-cell business
  - Complete Pohang fuel-cell plant (50MW/yr, Sept.'08)
  - Fuel-cell biz. as nation's new growth engine (Sept.'08)
  - U.S FCE Stack plant inducement in progress
  - ☞ Construct 100MW/yr generating plant by year 2011
- Power plant expansion plan (1st 1,000MW)
  - Signed EPC turnkey contract w/ Posco E&C (Jul.'08)
  - Signed LNG supply w/ KOGAS (Aug. '08)
  - Land foundation in progress (to completed by Dec.'08)
  - ☞ To construct 2,000MW power plant by 2014

IT (POSDATA)

- Accelerate WiBro business
  - Supplying to China Airway, Pohang KT WiBro Town
  - Int'l certificate for Wave 2 base station facility
  - ※ Gov't announcement on promoting WiBro
- Promote IT service business
  - Overseas expansion: coop with China ITS (ZTE corp.), received order for Philippines e-authentification sys
  - U-City biz expansion: establish u-Gyungju USP*, Daejun west-southern area USP, etc.
  - Enter wireless control system business for facility



Fuel-cell Plant, Pohang


MP05

Facility certificate, Wave 2 base station



WiBro Equipment (RAS6000)

* USP : Ubiquitous Strategy Planning

Demonstrating Corporate Citizenship

GLOBAL POSCO WAY

- **Excellent sustainability-driven company, 4 straight years (Sept.'08) (SAM Dow Jones)**
  - Receive outstanding scores on operating results, ethics, environment management, labor output index, workforce development, etc.

- **Best CEO (Jul.'08) (Han-Gyung Business)**
  - First commercialization of innovative FINEX technology, increased enterprise value with clear vision and initiative

- **Global Top 500 Corporations (Jul.'08) (Financial Times)**
  - Selected as top 500 corporations (5yr consecutive, ranked 198th market capital)

  *** Recent Awards from Foreign Presses**
  - Global Top 500 Corporations (Jul.'08, Fortune)
  - Global Top 200 Corporations (Apr.'08, Forbes)
  - 200 Most respected company in Asia (Apr.'08, Asia Wall Street Journal)
  - Most Admired Company (Mar.'08, Fortune)

GLOBAL POSCO WAY

Global Steel Market Trend

GLOBAL POSCO WAY

❑ Weak markets as demand weakens due to financial crisis & economic slowdown

Regional HRC Spot Price

(US$/T)

Region	Trend
US	Downturn as major mills cut prices and financial crisis leading to weaker demand Midwest: 584(Sept.'07) → 634(Dec) → 882(Mar.'08) → 1,190(Jun) → 1,058(Sept)
EU	Price fall as demand slows led by cheaper imports and economy downturn EU avg: 699(Sept.'07) → 721(Dec) → 1,076(Mar.'08) → 1,228(Jun) → 1,063(Sept)
China	Weakens as major mills cut prices and stagnating demand builds up inventory Guangzhou: 512(Sept.'07) → 585(Dec) → 677(Mar.'08) → 767(Jun) → 612(Sept)
Korea	Steady despite demand weakens and purchases get delayed with global price slowdown Seoul-Incheon: 646(Sept.'07)→ 659(Dec) → 715(Mar.'08) → 808(Jun) → 816(Sept)
Japan	Remain steady amidst demand slowdown and inventory increase Tokyo: 617(Sept.'07) → 643(Dec) → 861(Mar.'08) → 1,026(Jun) → 1,031(Sept)
ASEAN	Plunge due to postponed purchases caused by weakening global prices Thailand: 585(Sept.'07) → 680(Dec) → 918(Mar.'08) → 1,188(Jun) → 854(Sept)

GLOBAL POSCO WAY

❑ Turning soft market as demand declines and major mills cut prices

- Customers delaying orders due to economy slowdown & falling raw material·energy prices
  - Price cuts for Nov.'08 shipments (Baoshan HR -U$117/ton, Wuhan -U$88/ton, MoM)
- More exports as gap widens with global prices & further gov't export regulations expected
  - Exports: Jul.'08 +21%, Aug. +46% (Jan.~Aug.'08 cumulative -16%, YoY)

☞ Major mills cut production seeking to stabilize prices and market

HR Price Trend in China (U$/ton)


(U$)
800
700
600
500
400
469
512
554
602
677
752
783
719
612
Spot
Baoshan($708/Nov)
Wuhan($639/Nov)
Anshan($621/Oct)
1.5 1.5 1.4 1.4 1.3 1.4 1.8 2.2 2.0 1.9 1.9 1.8 1.8 1.8 1.9
Inventory (in million tons)
'07.7 8 9 10 11 12 '08.1 2 3 4 5 6 7 8 9 10 11
Spot Price : Guangzhou HR 3.0mm
* Inventory : HR in major 22 cities

Stainless Steel Market

Recent Market Trend

- Trend by Regions
  - Korea: demand recovery delays due to weak economy
  - China: orders postponed amid concerns of post Olympic economy downturn, Mills try to control supply via production cut
  - Europe: orders delays in worry of U.S financial crisis

☞ Expect demand to recover after weak winter season

Nickel/Chrome Price Outlook

- Nickel
  - Weak price continues due to demand decline & global financial turmoil
  - Decline to be limited as price reaches production cost
- Chrome
  - Price temporarily turn weak due to STS production cut
  - Expect tight supply/demand to continue driven by electricity shortage in South Africa

STS CR Price Trend



(U$/ton)
4,920
Germany
4,040
4,920
3,970
China
(Spot)
3,850
3,820
3,350
3,400
Aug.`07
Jan.`08
Apr.
Aug.

Global Ni, Cr Supply/Demand

(in thousand tons)

		2007	2008	2009	2010
Ni	Demand (a)	*1,387*	*1,476*	*1,634*	*1,710*
	Supply (b)	*1,419*	*1,484*	*1,666*	*1,765*
	(b) – (a)	*31*	*7*	*32*	*55*
Cr	Demand (a)	*7,669*	*8,098*	*8,589*	*9,317*
	Supply (b)	*7,766*	*8,128*	*8,618*	*9,278*
	(b) – (a)	*97*	*30*	*29*	*-39*

* Brookhunt (Jul.'08), Metal Bulletin (Aug.'08)

GLOBAL POSCO WAY

1. 3Q ’08 Operating Performance
2. Activity & Accomplishment
3. Steel Industry Environment
4. 2008 Business Plan

2008 Business Plan

GLOBAL POSCO WAY

(in million tons, tr KRW)

	2007		2008(f)		(%)	
	Consolidated	POSCO	Consolidated	POSCO	Consolidated	POSCO
Crude Steel Production	32.8	31.1	35.2	33.5	7.3%	7.7%
Sales Volume	32.2	29.6	34.7	31.9	7.8%	7.8%
Revenue	31.6	22.2	42.2	31.9	33.5%	43.7%
Operating Income	4.9	4.3	7.7	6.6	57.1%	53.5%
Investment*	4.5	3.8	6.7	5.1	48.9%	34.2%

*Excludes domestic/foreign M&A related investments

The data above represents company's internal objects,
thus should not be used as a basis for investment decisions

posco

3Q 2008 Performance

October 14, 2008

GLOBAL POSCO WAY